Exhibit 21

Subsidiaries of the Registrant

Significant Subsidiary	State of Incorporation	Percentage Owned

Meredith Holding Company (MHC)	Iowa	100%

Locust Street Insurance Company	New York	100% by MHC

KPHO Broadcasting Corporation	Arizona	100%

Allrecipes.com, Inc.	Washington	100%

Meredith Funding Corporation	Delaware	100%

KPTV-KPDX Broadcasting Corporation	Oregon	100%

Meredith Xcelerated Marketing Corporation	Iowa	100%

MyWedding.com, LLC	Colorado	100%

Genex	California	100%

All other subsidiaries of the Company, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary.